OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

US BioEnergy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90342V 10 9
(CUSIP Number)
Jill Wilts
Capitaline Advisors, LLC
111 Main Ave.
Brookings, SD 57006
(605) 696-3102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	90342V 10 9

1	NAMES OF REPORTING PERSONS: Gordon W. Ommen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		14,455,993 (See Items 4 and 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,455,993 (See Items 4 and 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,455,993 (See Items 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	90342V 10 9

1	NAMES OF REPORTING PERSONS: Capitaline General Partner, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		10,191,180

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,191,180

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,191,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

CUSIP No.	90342V 10 9

1	NAMES OF REPORTING PERSONS: Capitaline Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		11,003,680

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,003,680

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,003,680

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

CUSIP No.	90342V 10 9

1	NAMES OF REPORTING PERSONS: Capitaline Renewable Energy II, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		6,875,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,875,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,875,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PA

Item 1. Security and Issuer
     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of US BioEnergy Corporation, a South Dakota corporation (the “Company”). The principal executive offices of the Company are 5500 Cenex Drive, Inver Grove Heights, MN 55077.
Item 2. Identity and Background
     (a) — (c), (f). This Statement on Schedule 13D is filed by Gordon W. Ommen, a citizen of the United States (“Ommen”), Capitaline General Partner, LLC, a South Dakota limited liability company (“CGP”), Capitaline Advisors, LLC, a South Dakota limited liability company (“CA”), and Capitaline Renewable Energy II, LP, a South Dakota limited partners (“CRE II”). Collectively, Ommen, CGP, CA and CRE II are the “Reporting Persons.” The principal business address for Ommen is 5500 Cenex Drive, Inver Grove Heights, MN 55077. The principal business address for CGP, CA and CRE II is 111 Main Ave., Brookings, South Dakota 57006. Ommen is the Chief Executive Officer and Chairman of the Board of the Company. CGP, CA and CRE II are each principally engaged in the business of investing in securities of privately and publicly held companies. CGP is the general partner of CRE II, CA is the managing member of CGP and Ommen is the sole member of CA. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
     (d) — (e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On November 2, 2004, US BioEnergy Management, LLC, which was 50% owned by CA, purchased an aggregate of 2,500,000 shares of the Company’s common stock for $1 million. On December 28, 2004, US BioEnergy Management purchased an aggregate of 3,750,000 shares of the Company’’s common stock for $5 million. CA assigned its interest in US Bio Resource Group LLC, formerly known as US BioEnergy Management, to BirdDog Capital, LLC (“BirdDog”). US Bio Resource Group LLC subsequently distributed to CA 3,125,000 shares of the Company’s common stock, representing BirdDog’s pro rata share of the common stock of the Company held by US Bio Resource Group.
     In September 2005, CRE II, one of the funds managed by CGP, which in turn is managed by CA, purchased 6,875,000 shares of the Company’s common stock for an aggregate purchase price of $27.5 million.
     On November 17, 2005, in connection with the termination of an administrative services agreement between the Company and US Bio Resource Group, an entity owned 50% by CA and 50% by Global Ethanol, Inc., the Company issued options to purchase an aggregate of 812,500 shares of the Company’s common stock to Capitaline Advisors. The options are fully vested and exercisable at an exercise price of $4.00 per share and expire on November 17, 2015.
     In March 2006, Gordon Ommen and Capitaline Renewable Energy III, LP (“CRE III”), one of the funds managed by CGP, which in turn is managed by CA, purchased 310,313 and 3,250,000 shares of the Company’s common stock, respectively, for a purchase price of approximately $2.5 million and $26.0 million, respectively.
     The source of all the funds for the acquisitions of all of the shares described above, other than Ommen’s direct purchase of shares, was capital contributions by their respective partners and members. The source of funds for Ommen’s direct purchase was his personal funds.
     In April 2006, Capitaline Renewable Energy, LP (“CRE”) acquired 66,180 shares of the Company’s common stock in partial consideration for its equity interests in Platte Valley Fuel Ethanol LLC, an entity acquired by the Company.

     Ommen has employee stock options (exercisable currently or within 60 days) to purchase 7,500 shares of common stock. On December 15, 2006, Ommen received a restricted stock grant of 9,500 shares of common stock. The stock options and restricted stock issued to Ommen were in consideration of his service as our Chief Executive Officer and Chairman of the Board.
     All share numbers in this statement give effect to a four-to-one reverse stock split effective in December 2006.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein and subject to the terms of the agreements described herein, the Reporting Persons may, from time to time, acquire additional shares of the Company’s common stock in the open market, in connection with issuances by the Company or sales by other shareholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Company’s common stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a). Amount beneficially owned:
     The Reporting Persons beneficially own an aggregate of 14,455,993 shares of common stock. This includes shares of common stock owned by each of Ommen, CA, CGP, CRE, CRE II, CRE III and BirdDog. As the sole member of CA, which is the manager of CGP, the general partner of CRE, CRE II and CRE III, Ommen has voting and investment control over 66,180, 6,875,000 and 3,250,000 shares of common stock held by CRE, CRE II and CRE III, respectively. As the sole member of CA, Ommen has voting and investment control over 812,500 shares of common stock issuable upon exercise of options held by CA that are exercisable currently or within 60 days of December 26, 2006. Ommen is also the sole member of BirdDog, and as a result, he has voting and investment control over 3,125,000 shares of common stock held by BirdDog Capital, LLC. Ommen directly owns 319,813 shares of common stock, which includes 9,500 shares of restricted stock, and stock options representing the right to acquire 7,500 shares of common exercisable currently or within 60 days of December 26, 2006. Ommen, CGP and CA disclaim beneficial ownership of the shares owned by CRE, CRE II and CRE III except to the extent of their pecuniary interest therein.
     The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
     Except as set forth in Item 5(a), each of the Reporting Person’s disclaims beneficial ownership of any common stock owned beneficially or of record by any other Reporting Person.
(b). Percent of class:
     The Reporting Persons beneficially own an aggregate of 21.5% of the shares of the outstanding common stock. Ommen beneficially owns shares representing 21.5% of the outstanding common stock, CA beneficially owns shares representing 16.4% of the outstanding common stock, CGP beneficially owns shares representing 15.4% of the outstanding common stock, and CRE II beneficially owns shares representing 10.4% of the outstanding common stock.

     The percentage of common stock reportedly owned by the Reporting Persons is based on 66,234,433 shares of outstanding common stock, which was the total number of shares issued and outstanding after the initial public offering.
     (c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the common stock of the Company in the last 60 days.
     (d). None.
     (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Shareholders’ Agreement
     The Reporting Persons are subject to a Shareholders’ Agreement with the Company and certain other shareholders. The Shareholders’ Agreement provides for, among other things, standstill restrictions, share transfer restrictions, voting requirements and registration rights.
     Standstill Restrictions
     The Shareholders’ Agreement prohibits the Reporting Persons, without the prior consent of the Board of Directors of the Company, from acquiring beneficial ownership of additional shares of the Company’s common stock or other equity securities. Notwithstanding this general limitation, each Reporting Person will be permitted to acquire up to 2% of the Company’s common stock outstanding upon the consummation of the Company’s initial public offering, and the Reporting Persons may acquire shares pursuant to an employee benefit plan or as a result of a stock split, stock dividend or similar transaction. In addition, for 90 days after the consummation of the initial public offering, each Reporting Person may acquire beneficial ownership of shares of the Company’s common stock to maintain its percentage beneficial ownership at 21% of the outstanding common stock. Further, if the Company increases the number of outstanding shares of its common stock following the initial public offering, each Reporting Person will have the right, for a period of time, to purchase additional shares of the Company’s common stock to maintain its percentage beneficial ownership, as measured prior to such issuance. The Shareholders’ Agreement also provides that each of the Reporting Persons will not, for the purpose of proposing or creating a proposal regarding the acquisition or control of the Company:
•	initiate or participate in any solicitation of proxies with respect to the Company;

•	initiate, propose or otherwise solicit the Company’s shareholders for the approval of any shareholder proposal;

•	seek election to, nominate a candidate for or seek the removal of any member of, the Company’s Board of Directors;

•	call or seek to have called any meeting of the Company’s shareholders;

•	form, join or participate in a group with respect to any of the Company’s equity securities;

•	deposit any of the Company’s equity securities into a voting trust or subject any of the Company’s equity securities to an arrangement or agreement with respect to the voting such securities;

•	make any public statement or proposal with respect to a business combination transaction involving the Company; or

•	propose to award or modify, or otherwise act in a manner designed or having the deliberate effect of circumventing, the above restrictions.

Nothing in the standstill restrictions will restrict any other individual who is serving as one of the Company’s directors, in their capacity as a director or board committee member, from exercising their fiduciary duties in such capacity as they deem to be in the best interests of the Company’s shareholders.
     Share Transfer Restrictions; Voting Requirements
     The Shareholders’ Agreement provides that the Reporting Persons may not transfer shares they own upon the consummation of this offering if, following such transfer, the acquiring person would beneficially own in excess of 5% of our common stock and such person is not an affiliate or equityholder of the transferring shareholder (provided such transferee agrees to be bound by the terms of the Shareholders’ Agreement) or one of the other Reporting Persons (but only to the extent the acquisition by such Reporting Person is otherwise permitted by the terms of the Shareholders’ Agreement).
     The Shareholders’ Agreement requires the Reporting Persons to be present, in person or by proxy, at all shareholders meetings and to vote all of the shares of the Company’s common stock beneficially owned by them such that at all times the Company’s Board of Directors is composed of a majority of independent directors within the meaning of the rules of the NASDAQ Global Market.
     In addition, during the term of the Shareholders’ Agreement, the Company may not enter into any material transaction with a Reporting Person or its affiliate unless the transaction is approved by a majority of the independent directors of the Company’s Board of Directors and, if such transaction requires the approval of the Company’s shareholders under the South Dakota Business Corporations Act, by the holders of a majority of the shares of common stock not held by the Reporting Persons or its affiliate party to such transaction.
     Registration Rights
     The Shareholder’s Agreement provides the Reporting Persons with certain demand and piggyback registration rights for our common stock owned by them upon the consummation of the initial public offering. These shares are referred to as “registrable shares.”
     Demand Registrations. The Company have granted to the Reporting Persons “demand” registration rights that allow one or more parties to the Shareholders’ Agreement who beneficially own registrable shares representing at least 20% of the Company’s outstanding common stock to request that the Company register the registrable shares under the Securities Act at any time after one year following the consummation of the initial public offering. The parties to the Shareholders’ Agreement are entitled to an aggregate of three demand registrations but no more than one demand registration may be requested in any six-month period. Demand registration rights are not permitted unless the expected market value of the registrable shares to be included in such registration is at least $50 million. The Company is not required to maintain the effectiveness of the registration statement for more than 120 days. The Company is also not required to effect any demand registration within six months of a registration to which the requesting party held “piggyback” rights. The Company has the discretion to, not more than twice in any 12-month period, postpone for up to 90 days the filing or effectiveness of a registration statement for a demand registration and one such postponement may be extended to 120 days.
     Piggyback Registrations. Pursuant to the Shareholders’ Agreement, the parties also have “piggyback” registration rights that allow them to include the registrable shares in any public offering of equity securities initiated by the Company (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of the Company’s other shareholders that have registration rights. The “piggyback” registration rights of these shareholders may not be exercised for one year following the consummation of the initial public offering and are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.
CHS Subscription Agreement
     CA signed an irrevocable proxy agreeing to vote its shares of the Company’s common stock for the election to the Board of Directors of the Company of such persons as CHS is entitled to appoint pursuant to Section 8 its subscription agreement with the Company.

Lock-Up Agreement
     Ommen, CRE, CRE II, CRE III and BirdDog have each entered into a lock-up agreement pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock of the Company or securities convertible into or exchangeable or exercisable for shares of common stock of the Company for a period of at least 180 days from December 14, 2006 without the prior written consent of the representatives of the underwriters.
Captaline Advisors Stock Option
     CA is a party to an option agreement with the Company with respect to options to purchase an aggregate of 812,500 shares of the Company’s common stock. The options are fully vested, have an exercise price of $4.00 per share and expire on November 17, 2015.
Ommen Equity Award Documents
     Ommen and the Company are party to option agreements with respect to options to purchase an aggregate of 15,000 shares of the Company’s common stock under the Company’s 2005 Stock Incentive Plan. These options have an exercise price of $4.00 per share. Subject to terms of the 2005 Stock Incentive Plan, (i) 7,500 of the options expire on November 28, 2012 and vest as follows: 2,500 on November 28, 2006, 2,500 on November 28, 2007 and 2.500 on November 28, 2008; and (ii) the other 7,500 expire on January 28, 2012 and vest as follows: 2,500 on January 28, 2006, 2,500 on January 28, 2007 and 2,500 on January 28, 2008.
     Ommen and the Company are also party to an option agreement with respect to options to purchase 87,500 shares of the Company’s common stock under the Company’s 2006 Stock Incentive Plan. These options have an exercise price of $14.00 per share. Subject to the terms of the 2006 Stock Incentive Plan, these options expire on December 15, 2016 and vest in five equal annual installments beginning on December 15, 2007.
     Ommen and the Company are also party a restricted stock award agreement with respect to 9,500 shares of restricted stock issued by the Company to Ommen under the Company’s 2006 Stock Incentive Plan. Subject to the terms of the 2006 Stock Incentive Plan, the restricted stock vests in five equal annual installments beginning on December 15, 2007.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement among the Reporting Persons.

99.2	Shareholders’ Agreement dated December 20, 2006 between the Company and the Shareholders named therein.

99.3	Subscription Agreement dated November 17, 2005 between CHS Inc. and the Company. (Incorporated by reference from Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, File No. 333-136279, filed on September 26, 2006).

99.4	Form of Lock-up Agreement dated July 28, 2006 executed by Ommen, CRE, CRE II, CRE III and BirdDog in favor of the Company.

99.5	Stock Option Agreement, dated November 17, 2005, between US BioEnergy Corporation and Capitaline Advisors, LLC. (Incorporated by reference from Exhibit 10.30 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, File No. 333-136279, filed on October 27, 2006).

99.6	Stock Option Agreement, dated as of January 28, 2005, by and between US BioEnergy Corporation and Gordon W. Ommen.

Exhibit No.	Description
99.7	Stock Option Agreement, dated as of November 28, 2005, by and between US BioEnergy Corporation and Gordon W. Ommen.

99.8	Restricted Stock Award Agreement, dated as of December 15, 2006, by and between US BioEnergy Corporation and Gordon W. Ommen.

99.9	Stock Option Agreement, dated as of December 15, 2006, by and between US BioEnergy Corporation and Gordon W. Ommen.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 26, 2006

GORDON W. OMMEN

/s/ Gordon W. Ommen

CAPITALINE GENERAL PARTNER, LLC

/s/ Jill L. Wilts

Jill L. Wilts Vice President of Capitaline General Partner, LLC

CAPITALINE ADVISORS, LLC

/s/ Jill L. Wilts

Jill L. Wilts Vice President

CAPITALINE RENEWABLE ENERGY II, LP

/s/ Jill L. Wilts

Jill L. Wilts Vice President of Capitaline General Partner, LLC, the general partner of Capitaline Renewable Energy II, LP
Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)